UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

October 2012

Date of Report (Date of Earliest Event Reported)

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. El Golf 40, Piso 4

Las Condes

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐  No  ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐  No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes  ☐  No  ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.
	By:	/s/ Jaime Cohen
Name: Jaime Cohen
Title: Chief Legal Officer

Santiago, October 8, 2012

EMBOTELLADORA ANDINA S.A.

Public Stock Corporation

Securities Registry Registration No. 124

SHARE EXCHANGE NOTICE

The following is hereby informed to the shareholders of Embotelladora Andina S.A., hereinafter “Andina”, and to the shareholders of Embotelladoras Coca - Cola Polar S.A., hereinafter “Polar”, in connection with the merger by absorption of Polar by Andina:

1.- At Andina’s Extraordinary General Shareholders Meeting held on June 25th, 2012, minutes of which were expressed as a public deed dated July 12th, 2012 before the Notary Public Ms. María Patricia Donoso Gomien, it was agreed to approve the merger of Andina with Polar so that the latter is absorbed by Andina.

2. — At Polar’s Extraordinary General Shareholders Meeting held on June 25th, 2012, minutes of which were expressed as a public deed dated July 9th, 2012 before the Notary Public Mr. Patricio Raby Benavente, it was agreed to approve the merger by incorporation of Polar into Andina, the latter absorbing the former.

3. — For the fulfillment of the merger resolutions adopted at Andina’s Extraordinary General Shareholders Meeting specified in number 1 above, in such same Meeting, it was agreed to increase the capital up to CLP 270,759,000,000.-, increase that was effected by the issuance of 93,152,097 new Series A shares and 93,152,097 new Series B shares, both series being preferred and shares having no par value, which shares shall be distributed among Polar shareholders, distribution to be made by exchange of the said shareholders at the corresponding proportion according the exchange ration approved by that Meeting, that is 0.33268606071 Andina Series A shares, and an equal number of Series B for each Polar share. The issuance of these shares is registered before the Securities Register of the Securities and Insurance Commission under the number 964, the certificate of registration having been issued on September 24th, 2012.

4. — It is informed to Polar shareholders, that Andina’s Board of Directors, at Meeting held on September 25th, 2012, has agreed to set October 16th, 2012, as the date for the exchange of the shares, at Sercor offices located in El Golf 140, 1st floor, Las Condes.

In order to avoid improper replacements, shareholders or their proxies must display at the time of delivery, their Chilean identity card and a power of attorney (proxy) issued to that effect, if applicable. Legal representatives must adequately evidence such capacity.

Santiago, September 27th, 2012